

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2023

Jeremy Henderson-Ross
General Counsel
Global Blue Group Holding AG
Zürichstrasse 38
8306 Brüttisellen
Switzerland

>   **Re: Global Blue Group Holding AG**
>   **Registration Statement on Form F-3**
>   **Filed August 28, 2023**
>   **File No: 333-274233**

Dear Jeremy Henderson-Ross:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey, Staff Attorney at (202) 551-3433 or Jan Woo, Legal Branch Chief at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Hui Lin